August 6, 2014

Writer’s Direct Dial:

(822) 6353-8006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Korea Development Bank and The Republic of Korea

Post-Effective Amendment No. 1 to

Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of our clients, The Korea Development Bank and The Republic of Korea, we attached the Post-Effective Amendment No.1 to Registration Statement under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (852) 2532-3723 or the undersigned at (822) 6353-8006.

Very truly yours,

/s/ Hongki Moon

Hongki Moon

Attachment

cc:	Ellie Quarles, Esq.